                                                                 Exhibit 99(D)27

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

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Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High
South Quay Plaza II                                            Holborn
183 Marsh Wall                                                 London
London                                                         WC1V 7DJ
E14 9SH
                                                               Registered in
Registered in England                                          England
No. 04157867                                                   No. 1240677


                                                                  23 April 2001

To: Swedish/Norwegian participants in the Sema Group plc 1998 Savings Related Share Option Scheme (the SAYE Scheme)

Dear Participant

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

You will be aware of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema). Under the Offer, Schlumberger Investments has agreed to pay 560p for each Sema Share. Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects.

This letter explains the effect of the Offer on your rights under the SAYE
Scheme.

Effect of the Offer on your rights

Your share appreciation rights were granted at a fixed exercise price. You were deemed to have exercised your share appreciation rights when the Offer was declared unconditional. However, because the exercise price of your share appreciation rights is higher than the Offer price of 560p per Sema Share, you are not entitled to receive any money under your share appreciation rights.

Your share appreciation rights will now lapse

What about my linked savings?

You should have received a separate letter detailing how to deal with your linked savings.

Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited considers the proposals to participants in the SAYE Scheme to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommends that, since you are not entitled to receive any money under your share appreciation rights, you take no action and in doing so, allow them to lapse.

Further information

If you are in any doubt about what you should do, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter, you should contact your local HR manager.

A copy of the offer document containing the terms and conditions of the Offer is available on the Sema Intranet.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc

/s/ Jean-Dominique Percevault                             /s/ Sir Julian Oswald

Jean-Dominique Percevault                                 Sir Julian Oswald
Director                                                  Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                    Printed by RR Donnelley Financial, 49913